FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) August 3, 2010, regarding the 2010 Second Quarter.

Santiago, Chile, August 3, 2010, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter ended June 30, 2010. Figures are expressed in nominal terms, unless otherwise stated.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

Corredores de Bolsa • Administradora General de Fondos

• Corredores de Seguros • Asesoria Financiera

• Factoring • Securitizadora

2010 SECOND QUARTER:

“POSITIONED FOR GROWTH”

HIGHLIGHTS

•         Banco de Chile reports stellar second quarter net income of Ch$108 billion, reaching a ROAE of 30.0% and a ROAA of 2.5%.

•         Banco de Chile’s stock price increased by 31.2% in the 1H10, well above the 13.5% rise posted by IPSA Index.

•         Moody’s upgraded Banco de Chile’s foreign currency long-term deposits from A1 to Aa3.

•         Banco de Chile ranks first in Chile and 252 worldwide in the World Banks ranking featured by The Banker.

Arturo Tagle, CEO: “Our excellent first semester is the result of the aggressive plan we defined for 2010. We have significantly improved our profitability, reaching an outstanding ROAE of 30.0% in the 2Q10, based on earnings that totaled Ch$108 billion, within a more optimistic – but still unstable - economic scenario. This result was fueled by lower credit risk charges, strong loan growth and a higher contribution from our UF gap managed by Treasury due to the rise in inflation rate. Moreover, in order to reinforce our service quality, during the quarter we opened 5 new branches out of a total of 20 that were planned for the year. Finally, I would like to mention that in June Mr. Vikram Pandit (Citigroup’s CEO) visited the Bank in order to identify new means to enhance the synergies from the merger.”

Mario Farren, Corporate and Investment Banking Division Manager: “Our figures reflect our ability to correctly estimate market factors while limiting related risks. In line with market expectations on a rise in interest rates over the rest of the year, we have reduced our positions in fixed-income securities, selling AFS instruments and issuing ~US$480 million in subordinated bonds at low interest rates. Also, the market has rewarded our performance by applying low risk premiums on our bonds issuances.”

Pedro Samhan, CFO: “Our last subordinated bonds issuances have allowed us to enhance our capital adequacy and provide us a sound basis to continue growing in our core business. In terms of cost control, the 19.4% YoY rise posted by our operating expenses pushed-up our efficiency ratio to 47.8%. However, this increase mostly relies on particular items in other operating expenses, such as customer loyalty programs and contingency provisions. Our personnel and administrative expenses remain under control, as they have grown slightly above the inflation rate on a YoY basis and in line with our focus on operating efficiency. We aim to keep improving this area.”

Selected Financial Data (1) (in millions of Ch$, except for percentages)	2Q09	2Q10	% Change

Income Statement (Millions of Ch$)
Net financial income(2)	196,320	221,064	12.6%
Net Fees and Commissions	62,812	66,129	5.3%
Other operating income	5,012	6,847	36.6%
Total Operating Revenues	264,144	294,040	11.3%
Provisions for loan losses	(61,800)	(35,669)	(42.3)%
Operating expenses	(117,699)	(140,549)	19.4%
Net income (3)	73,255	107,808	47.2%

Earnings per Share
Net income per share (Ch$)	0.89	1.31	47.2%
Book value per share (Ch$)	16.29	16.22	(0.4)%
Shares Outstanding (Millions)	82,551.70	82,551.70	0.0%

Balance Sheet (Millions of Ch$)
Loans to customers	12,265,292	13,506,456	10.1%
Total assets	16,356,489	17,693,674	8.2%
Equity	1,344,874	1,338,878	(0.4)%

Profitability Ratios
Return on average assets (ROAA)	1.8%	2.5%
Return on average equity (ROAE)(4)	21.2%	30.0%
Net Financial Margin(5)	5.4%	5.8%
Efficiency ratio	44.6%	47.8%
Credit Quality Ratios
Past Due / Total Loans	0.8%	0.7%
Allowances / Total loans	2.2%	2.5%
Allowances / Past Due Loans	287.9%	373.2%
Provisions / Avg. Loans	2.0%	1.1%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	13.6%	13.5%

(1) See pages 8 to 12.
(2) Net interest income, foreign exchange transactions and net financial operating income
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME AND

OPERATING REVENUES

NET INCOME

During the 2Q10, we have maintained a growth trend amid enhanced market conditions and strategic decisions we have made in order to take advantage of a more favorable economic situation. As a result, our net income totaled Ch$107,808 million in the 2Q10, which represents a 47.2% YoY increase and a 6.9% QoQ rise.

As a result, during the 2Q10 we reached a solid ROAE of 30.0%, well above the 21.2% we recorded a year earlier and above the figure we attained in the 1Q10. Moreover, we are 9.2 percentage points above the ROAE posted by the Chilean banking system in the 2Q10.

The main factors that support this performance are as follows:

•      The 11.1% YoY growth posted by our net interest income, as a result of the YoY rise recorded by our total loans that offset the lower lending spreads amid a less uncertain business scenario.

•      The higher contribution from our net position in UF-denominated assets, funded by capital and liabilities denominated in Ch$, as a result of a normalized inflation. The UF increased by 0.97% in the 2Q10, whereas it decreased by 0.13% a year earlier.

•      A 5.3% YoY rise in fees and commissions, fueled by the higher volumes managed by our Securities Brokerage and Mutual Funds subsidiaries, as well as a higher activity in credits and factoring.

•      An important decrease of our credit risk charges fueled by an upbeat outlook for the local economy that raised the payment capacity of our clients and eased our collections.

* ROAE excludes provisions for minimum dividends

TOTAL OPERATING REVENUES

(in millions of Ch$)	2Q09	2Q10	% Change

Net Interest Income	176,502	196,139	11.1%
Net Fees and Commissions	62,812	66,129	5.3%
Trading and brokerage activities	(62,297)	48,520	(177.9)%
Foreign exchange transactions	82,115	(23,595)	(128.7)%
Other operating income	5,012	6,847	36.6%
Total Operating Revenues	264,144	294,040	11.3%

Net Financial Margin	5.36%	5.83%
Net Interest Margin	4.82%	5.17%

OPERATING REVENUES

For the 2Q10 we posted total operating revenues of Ch$294,040 million, which translates into an 11.3% YoY increase and is 2.0% above the 1Q10 amount. The YoY growth mainly relies on:

•      The rise in interest revenues as a result of a 10.1% YoY rise of our loan portfolio, fueled by the growth of our Retail Segment, primarily in residential mortgage and commercial loans, and – to a lesser extent – by our Wholesale Segment.

•      Higher net gains from our trading and available-for-sale portfolios. Amid favorable market conditions we have benefited from mark-to-market while minimizing the effect of expected rises in interest rates by reducing our fixed-income positions.

•      A net financial margin that reached 5.8% in the 2Q10, 47 bp above the margin attained in the 2Q09. The rise is explained by a normalized inflation rate that derived in a higher contribution from our UF denominated assets gap.

•      An improved funding structure mix, based on our market leadership in demand deposits and checking accounts. During the 2Q10 our non-interest bearing liabilities posted a 22.7% YoY rise, whereas our interest bearing liabilities grew by only 2.6%.

Total Operating Revenues

Breakdown

CREDIT QUALITY AND

OPERATING EXPENSES

PROVISIONS FOR LOAN LOSSES

Our provisions for loan losses reached Ch$35,669 million in the 2Q10, which is 42.3% below the figure posted a year earlier and 33.5% under the level registered in the 1Q10.

The YoY drop relates to a better outlook for the local economy and some specific sectors - such as fishing and retail - as compared to the 1H09. The risk profiles of these industries have improved as the economic indicators are gradually returning to their mid-term values, from which we significantly reduced the provisions in our Wholesale segment. To a lesser extent, our Retail segment also recorded an upturn, due to a recovery in the customers’ payment capacity fueled by a lower unemployment rate and a higher consumer confidence.

Accordingly, our ratio of provisions to average loans fell from 1.97% in the 2Q09 to 1.07% in the 2Q10, whereas the ratio of past due to total loans dropped from 0.77% to 0.68% in the period. As a result, our provisions to average loans ratio was 28 bp below the Chilean banking system, whereas, as of June 2010, our coverage ratio (allowances to past due loans) was 3.7x as compared to 1.8x recorded by the local banking system.

Although we expect that credit risk charges should return to their mid-term levels, the chance of isolated credit risk volatilities, emerged from specific corporate customers, is still present.

Allowances and Provisions for Loan Losses

(in millions of Ch$)	2Q09	2Q10	% Change

Allowances for Loan Losses

Initial Allowances	248,766	342,806	37.8%
Charge-off	(43,982)	(41,071)	(6.6)%
Provisions established, net	67,835	41,626	(38.6)%
Final Allowances	272,619	343,361	25.9%

Provisions for Loan Losses

Provisions established	(67,835)	(41,626)	(38.6)%
Recoveries	6,035	5,957	(1.3)%
Provisions for Loan Losses	(61,800)	(35,669)	(42.3)%

Credit Quality Ratios	2Q09	1Q10	2Q10

Allowances / Total loans	2.22%	2.61%	2.54%
Allowances / Past due	287.93%	357.73%	373.17%
Provisions / Avg. Loans	1.97%	1.63%	1.07%
Charge-offs / Avg. Loans	(1.40)%	(1.19)%	(1.23)%
Past Due / Total Loans	0.77%	0.73%	0.68%
Recoveries / Avg. Loans	0.19%	0.17%	0.18%

OPERATING EXPENSES

As compared to 2Q09, our operating expenses posted a 19.4% YoY rise, to reach Ch$140,549 million in the 2Q10. This upsurge was mainly fueled by the growth of Other Operating Expenses that rose to Ch$22,803 million in the 2Q10 from Ch$5,241 million one year ago, and – to a lesser extent – due to a 4.3% YoY rise in personnel that is in line with inflation (while our headcount slightly decreased), as well as administrative expenses that went up by 7.2% on a YoY basis, due to fixed assets repairs by ~Ch$1.7 billion as a result of the earthquake and – to a lesser extent – higher IT expenses.

The rise posted by our other operating expenses mostly relies on particular items, such as: (i) contingency provisions by Ch$6 billion, set up in order to afford unexpected credit risk deteriorations, (ii) Ch$3.8 billion related to an adjustment of commissions over-accrued during prior periods, (iii) greater expenses by Ch$5.4 billion, related to a customer loyalty program intended to reinforce the use of our credit cards (co-branding hereafter), and (iv) fixed assets write-offs by Ch$465 million as a result of the earthquake.

The operating expenses YoY rise led to a temporary upsurge of our efficiency ratio. In fact, the ratio of operating expenses to operating revenues rose from 44.6% in the 2Q09 to 47.8% in the 2Q10, but, as noted above, most of this rise relates to particular items.

Operating Expenses

(in millions of Ch$)	2Q09	2Q10	% Change

Personnel expenses	(63,713)	(66,450)	4.3%
Administrative expenses	(40,808)	(43,749)	7.2%
Depreciation and Amort.	(7,937)	(7,547)	(4.9)%
Impairments	-	-	-
Other Oper. Expenses	(5,241)	(22,803)	335.1%
Total Oper. Expenses	(117,699)	(140,549)	19.4%

Efficiency Ratios	2Q09	1Q10	2Q10

Op. Exp. / Op. Rev.	44.6%	42.6%	47.8%
Op. Exp. / Avg. Assets	2.9%	2.8%	3.2%

LOAN PORTFOLIO AND

FUNDING STRUCTURE

LOAN PORTFOLIO

As of June 2010, our loan portfolio amounted to Ch$13,506 billion, which represents a 10.1% YoY increase and a 3.0% QoQ rise. The YoY rise is aligned with strategic decisions we have made in order to focus our growth in the Retail Segment, which explains the expansion of our residential mortgage loans that boosted by 15.9% in the 2Q10, as compared to a year earlier and by 5.2% with respect to last quarter.

In addition, our portfolio of commercial loans also shows an interesting YoY increase of 9.0%, which is consistent with a more upbeat business sentiment that has encouraged large companies to gradually retake postponed projects based on improved market conditions. To a lesser extent, worth noting is the higher factoring activity, which reflects the higher dynamism in the Chilean economy, especially from the 4Q09.

Finally, the consumer loans rose by 7.8% on a YoY basis, to reach Ch$1,965 billion in the 2Q10. This YoY increase relates to an annual growth of 11.4% posted by the product in our Individuals and SME Division and a YoY drop of 1.4% in our Consumer Finance Division. Accordingly, we foresee a higher growth for this product over the rest of the year, as long as the economy continues its recovery trend and the more flexible risk policies that we are currently applying – in line with this better economic outlook – encourage the credit demand from low and middle-income individuals.

 (In Billions of Ch$, except for %)

Loan Portfolio & Funding

(in billions of Ch$)	Jun-09	Mar-10	Jun-10	YoY
				Change

LOANS TO CUSTOMERS
Commercial Loans	8,100	8,576	8,826	9.0%
Residential Mortgage Loans	2,343	2,580	2,715	15.9%
Consumer Loans	1,822	1,953	1,965	7.8%
LOANS TO CUSTOMERS	12,265	13,109	13,506	10.1%

FUNDING
Non-interest Bearing Liabilities	4,728	5,221	5,802	22.7%
Interest Bearing Liabilities	10,284	10,983	10,553	2.6%
TOTAL LIABILITIES	15,012	16,204	16,355	8.9%

Int. Ear. Assets/Int. Bearing Liab.	1.34	1.37	1.39

FUNDING STRUCTURE

Our funding structure remains sound. We hold an upward trend on our non-interest bearing liabilities that posted a 22.7% YoY increase in the 2Q10, mainly due to our market leadership in demand deposits and checking accounts. Our new service models have allowed us to improve the cross-selling and cash management services, reaching 24.4% market share as of June-10. Also, we have gained 84 bp of market in the period June-09/June-10.

Regarding our interest bearing liabilities, they only recorded a 2.6% YoY rise, reaching Ch$10,553 billion as of June, 2010 that derives in a YoY strengthening of our ratio of average interest earning assets to average interest bearing liabilities from 1.34x as of June 2009 to 1.39x as of June 2010.

Finally, during the 2Q10, we have issued senior bonds by Ch$78 billion (~US$144 million) and subordinated bonds by a total amount of Ch$262 billion (~US$480 million). These issuances – carried out at low risk premiums with respect to the central bank comparable bonds – make sense within a context of low interest rates and market expectations of interest rate rises over the next periods. Also, the issuances of subordinated bonds enhance our capital structure and provide us room to grow in our different business segments.

(In Billions of Ch$, except for %)	(In Billions of Ch$, except for %)

CAPITAL MANAGEMENT

CAPITAL AND RESERVES

As of June 30, 2010, our equity equaled Ch$1,338,878 million, which is only 0.4% below the figure we registered a year earlier. This decrease amounts to approximately Ch$6,000 million, which is basically explained by:

•      The charge of Ch$16 billion related to the first application of a new regulation of allowances for loan losses linked to contingent credits, including lines of credit and credit cards. This new rule went into effect January 1st, 2010.

•      Almost Ch$31 billion of reserves distributed in dividends, in addition to a 100% payout ratio for the fiscal year ended December 31, 2009, according to a new definition of distributable earnings agreed by our shareholders in an extraordinary meeting carried out on March 2010.

•      Approximately Ch$47 billion in additional provisions for minimum dividends as a result of the above-mentioned greater earnings.

•      All the above factors were partly offset by Ch$86 billion in additional net income reached as of June 2010 with respect to a year earlier.

In terms of capital adequacy, we keep ratios well above the minimum requirements imposed by the Chilean Superintendency of Banks and Financial Institutions to Banco de Chile, of 3% for Basic Capital to Total Assets and 10% for Total Capital to Risk-Adjusted Assets.

Notwithstanding the slight decrease in equity and the YoY increase of 8.2% in total assets, we hold a ratio of Basic Capital to Total Assets of 6.5% as of June 2010.

Similarly, our ratio of Total Capital to Risk Adjusted Assets reached 13.5% in the 2Q10, as compared to the 11.9% recorded last quarter. This is mostly explained by the previously mentioned issuances of subordinated bonds of approximately US$480 million.

Finally, Moody’s has upgraded our rating from A1 to Aa3 for foreign currency long-term deposits, recognizing our suitable financial position as a support of our business activity.

CAPITAL ADEQUACY

Capital Adequacy Ratios	2Q09	1Q10	2Q10

Shareholders Equity / Total Assets	8.2%	7.5%	7.6%
Basic Capital / Total Assets	7.6%	6.5%	6.5%
Basic Capital / Risk-Adj. Assets	10.1%	8.6%	8.6%
Total Capital / Risk-Adj. Assets	13.6%	11.9%	13.5%

LOCAL RATINGS

Local Ratings	Fitch Chile	Feller- Rate
	Ratings	Ratings
Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA	AA+
Shares	1st Class Level 1	1st Class Level 1

INTERNATIONAL RATINGS

Fitch Ratings	Rating
Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating
Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

RESULTS BY

BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

Our retail banking segment continued consolidating the upward trend in results evidenced in the 1Q10. The segment’s net income before taxes totaled Ch$34,489 million in the 2Q10, 26.4% above the figure posted a year earlier. This rise was mainly supported by:

•      A 10.3% YoY growth in the segment’s net interest income, as a result of the higher lending activity shown by our individuals and SME division, whose loans to customers posted a 12.8% YoY rise, especially prompted by the residential mortgage loans.

•      A credit quality that is becoming more aligned with mid-term levels. In fact, the provisions recorded a 27.5% YoY drop due to improved risk profiles through the whole segment, but especially in our Consumer Division, whose provisions to average loans ratio fell from 11.2% in the 2Q09 to 6.7% in the 2Q10.

•      The favorable effect of the UF increase in the 2Q10 that led to a higher contribution from the capital allocated to the segment.

The former factors allowed offsetting: (i) a 19.4% YoY rise posted by the segment’s operating expenses, primarily related to non-recurring items, like fixed-assets repairs due to the earthquake, co-branding, as well as the adjustment of over-accrued commissions, and (ii) a 6.1% YoY drop in fees and net commissions, mainly associated to the lower lending activity shown by our Consumer division.

WHOLESALE BANKING SEGMENT

The net income before taxes from our wholesale banking segment posted a significant YoY increase of 266.0% to reach Ch$24,561 million in the 2Q10. This important growth mainly relies on:

•      Lower credit risk charges that led to a 67.1% YoY shrink in the segment’s provisions for loan losses. This is aligned with a stronger economy and a better financial position of corporations to meet their liabilities. Also, 2Q09 was specially challenging in credit risk matters, as important sectors – like fishing – faced productive problems that led us to sharply increase provisions.

•      Fees and commissions that went up by 23.7%, primarily as a result of higher foreign trade, credit and factoring activities.

•      A significant YoY rise posted by the other operating income, due to the effect of the exchange rate (Ch$/US$) rise on the hedge of US$-denominated allowances for loan losses.

•      A higher yield from the capital allocated to the segment, due to the positive UF variation in the 2Q10, as compared to the 2Q09.

Although corporations are retaking their investment projects, there is still a delay in such matter. Thus, despite this segment shows a 6.1% YoY rise in loans, these figures are still below our expectations. This issue and the improved credit risk – that led to lower lending spreads in the 2Q10 as compared to the 2Q09 – explain the slight reduction in the segment’s net interest income.

Retail Banking	2Q09*	2Q10%
			Change
Loans to Customers (Billions of Ch$)
Commercial Loans	1,480.7	1,687.1	13.9%
Residential Mortgage Loans	2,335.6	2,707.7	15.9%
Consumer Loans	1,816.3	1,959.1	7.9%
Total Loans	5,632.6	6,353.9	12.8%

Net Income (Millions of Ch$)
Net Interest Income	102,465	112,978	10.3%
Net Fees and Commissions	32,399	30,429	(6.1)%
Other Operating Income	2,772	5,083	83.4%
Total Operating Revenues	137,636	148,490	7.9%
Provisions for Loan Losses	(38,416)	(27,858)	(27.5)%
Operating Expenses	(72,311)	(86,348)	19.4%
Other	371	205	(44.7)%
Net income before taxes	27,280	34,489	26.4%
(*) For comparative purposes, certain line items have been reclassified for 2009.

Wholesale Banking	2Q09*	2Q10%
			Change
Loans to Customers (Billions of Ch$)
Commercial Loans	6,469.6	6,862.6	6.1%
Residential Mortgage Loans	6.3	7.1	13.7%
Consumer Loans	6.4	6.4	0.3%
Total Loans	6,482.3	6,876.1	6.1%

Net Income (Millions of Ch$)
Net Interest Income	43,257	42,592	(1.5)%
Net Fees and Commissions	8,139	10,064	23.7%
Other Operating Income	3,365	11,171	231.9%
Total Operating Revenues	54,761	63,827	16.6%
Provisions for Loan Losses	(23,688)	(7,783)	(67.1)%
Operating Expenses	(24,385)	(31,548)	29.4%
Other	23	65	182.7%
Net income before taxes	6,711	24,561	266.0%
(*) For comparative purposes, certain line items have been reclassified for 2009.

TREASURY AND MONEY MARKET

An inflation rate that is returning to average levels continues boosting our Treasury segment, whose net income before taxes posted a 19.1% YoY rise, to reach Ch$45,309 million in the 2Q10. The YoY variance is mainly explained by:

•      The above-mentioned inflation rate effect. Whereas the UF decreased by 0.13% in the 2Q09, the same inflation-indexed currency experienced an increase of 0.97% in the 2Q10, which derived in a higher contribution from the UF gap managed by Treasury.

•      Gains from the sale of certain fixed-income securities of our available-for-sale portfolio to take advantage of low interest rates and market expectations on their increase over next periods.

•      The above-mentioned gains allowed us to offset lower income from foreign currency funding and gaping activities as a result of lower interest rates as compared to the 2Q09.

In terms of assets, our trading and available-for-sale portfolios posted a 63.6% and an 8.4% YoY drop, respectively, mainly due to the sale of Central Bank bonds, especially those with longer duration.

OPERATIONS THROUGH SUBSIDIARIES

Our operations through subsidiaries keep growing as compared to 2009. Thus, during the 2Q10 these companies registered a net income before taxes of Ch$13,886 million which is 6.2% above the figure posted in the 2Q09. This variance is primarily explained by:

•      The growth of our Securities Brokerage subsidiary, supported by specific financial operations and – to a lesser extent - by higher trading volumes (+11.7% YoY), factors that boosted the company’s income from fees and commissions by 78.6% on a YoY basis.

•      The significant 28.1% YoY increase posted by the assets managed by our Mutual Funds subsidiary, along with the 13.1% YoY rise in the number of participants, all of which that led to a 34.2% increase in the company’s fees and commissions.

•      The upward trend in results shown by our Insurance Brokerage subsidiary fueled by a 19.3% YoY growth posted by the insurance premiums.

The prior factors more than offset the YoY shrink posted by the net income from our Factoring and Financial Advisory subsidiaries. Whereas the former has been affected by the inflation and its effects on the company’s exposure to UF denominated liabilities, the latter is due to the lower debt restructuring activity observed during the 2Q10 as compared to the 2Q09.

Treasury and Money Market	2Q09*	2Q10%
			Change
Securities Portfolio (Millions of Ch$)
Trading Securities	252,919	91,982	(63.6)%
Available for Sale Instruments	1,108,930	1,015,819	(8.4)%
Held to Maturity Instruments	-	-
Securities Portfolio	1,361,849	1,107,801	(18.7)%

Net Income (Millions of Ch$)
Net Interest Income	29,023	36,850	27.0%
Net Fees and Commissions	(10)	(67)	550.4%
Other Operating Income	14,578	13,831	(5.1)%
Total Operating Revenues	43,591	50,614	16.1%
Provisions for Loan Losses	45	914	1925.6%
Operating Expenses	(5,602)	(6,219)	11.0%
Other	-	-
Net income before taxes	38,034	45,309	19.1%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	19,089	(6,446)	(133.8)%
(*) For comparative purposes, certain line items have been reclassified for 2009.

Subsidiaries	2Q09*	2Q10%
			Change
Securities Portfolio (Millions of Ch$)
Trading Securities	264,091	173,941	(34.1)%
Available for Sale Instruments	-	-
Held to Maturity Instruments	-	-
Securities Portfolio	264,091	173,941	(34.1)%

Loans to Customers (Billions of Ch$)
Commercial Loans	150.3	276.5	83.9%
Total Loans	150.3	276.5	83.9%

Net Income (Millions of Ch$)
Net Interest Income	(3,000)	3,007	(200.2)%
Net Fees and Commissions	25,312	28,591	13.0%
Other Operating Income	8,930	2,776	(68.9)%
Total Operating Revenues	31,242	34,374	10.0%
Provisions for Loan Losses	260	(942)	(462.6)%
Operating Expenses	(18,489)	(19,699)	6.5%
Other	66	153	129.7%
Net income before taxes	13,079	13,886	6.2%
(*) For comparative purposes, certain line items have been reclassified for 2009.

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r e n d e
	2Q09	1Q10	2Q10	2Q10	% Change		Jun.09	Jun.10	Jun.10	% Change
	MCh$	MCh$	MCh$	MUS$	2Q10-2Q09	2Q10-1Q10	MCh$	MCh$	MUS$	Jun.09-Jun.10

Interest revenue and expense
Interest revenue	249,619	242,370	282,559	520.3	13.2%	16.6%	423,943	524,929	966.6	23.8%
Interest expense	(73,117)	(58,734)	(86,420)	(159.1)	18.2%	47.1%	(108,688)	(145,154)	(267.3)	33.6%
Net interest income	176,502	183,636	196,139	361.2	11.1%	6.8%	315,255	379,775	699.3	20.5%

Fees and commissions
Income from fees and commissions	75,085	77,833	82,341	151.6	9.7%	5.8%	143,205	160,174	294.9	11.8%
Expenses from fees and commissions	(12,273)	(13,215)	(16,212)	(29.9)	32.1%	22.7%	(26,255)	(29,427)	(54.2)	12.1%
Net fees and commissions income	62,812	64,618	66,129	121.7	5.3%	2.3%	116,950	130,747	240.7	11.8%

Net Financial Operating Income	(62,297)	80,842	48,520	89.3	(177.9) %	(40.0) %	(118,863)	129,362	238.2	(208.8) %
Foreign exchange transactions, net	82,115	(46,300)	(23,595)	(43.4)	(128.7) %	(49.0) %	168,347	(69,895)	(128.7)	(141.5) %
Other operating income	5,012	5,571	6,847	12.6	36.6%	22.9%	11,820	12,418	22.9	5.1%

Total Operating Revenues	264,144	288,367	294,040	541.4	11.3%	2.0%	493,509	582,407	1,072.4	18.0%

Provisions for loan losses	(61,800)	(53,603)	(35,669)	(65.7)	(42.3) %	(33.5) %	(112,798)	(89,272)	(164.4)	(20.9) %

Operating revenues, net of provisions for loan losses	202,344	234,764	258,371	475.7	27.7%	10.1%	380,711	493,135	908.0	29.5%

Operating expenses
Personnel expenses	(63,713)	(66,697)	(66,450)	(122.4)	4.3%	(0.4) %	(127,854)	(133,147)	(245.2)	4.1%
Administrative expenses	(40,808)	(39,244)	(43,749)	(80.6)	7.2%	11.5%	(84,639)	(82,993)	(152.8)	(1.9) %
Depreciation and amortization	(7,937)	(7,580)	(7,547)	(13.9)	(4.9) %	(0.4) %	(16,049)	(15,127)	(27.9)	(5.7) %
Impairments	0	(1,088)	0	0.0	0.0%	(100.0) %	0	(1,088)	(2.0)	0.0%
Other operating expenses	(5,241)	(8,215)	(22,803)	(42.0)	335.1%	177.6%	(10,609)	(31,018)	(57.1)	192.4%
Total operating expenses	(117,699)	(122,824)	(140,549)	(258.9)	19.4%	14.4%	(239,151)	(263,373)	(485.0)	10.1%

Net operating income	84,645	111,940	117,822	216.8	39.2%	5.3%	141,560	229,762	423.0	62.3%

Income attributable to affiliates	458	55	423	0.9	(7.6) %	669.1%	1,023	478	0.9	(53.3) %

Income before income tax	85,103	111,995	118,245	217.7	38.9%	5.6%	142,583	230,240	423.9	61.5%

Income tax	(11,847)	(11,189)	(10,437)	(19.2)	(11.9) %	(6.7) %	(20,051)	(21,626)	(39.8)	7.9%

Net Income for the period	73,256	100,806	107,808	198.5	47.2%	6.9%	122,532	208,614	384.1	70.3%

Non-Controlling interest	1	0	0	0.0	(100.0) %	0.0%	1	0	0.0	(100.0) %

Net Income attributable to bank's owners	73,255	100,806	107,808	198.5	47.2%	6.9%	122,531	208,614	384.1	70.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$543.09 for US$1.00 as of June 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Jun 09	Mar 10	Jun 10	Jun 10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Jun.10-Jun.09	Jun.10-Mar.10

Cash and due from banks	886,297	574,583	700,712	1,290.2	(20.9%)	22.0%
Transactions in the course of collection	531,401	411,403	601,419	1,107.4	13.2%	46.2%

Financial Assets held-for-trading	517,010	463,573	265,923	489.7	(48.6%)	(42.6%)
Receivables from repurchase agreements and security borrowings	38,269	61,093	122,994	226.5	221.4%	101.3%
Derivate instruments	672,937	612,995	504,326	928.6	(25.1%)	(17.7%)
Loans and advances to Banks	92,363	671,510	668,992	1,231.8	624.3%	(0.4%)

Loans to customers, net
Commercial loans	8,099,688	8,576,062	8,826,054	16,251.5	9.0%	2.9%
Residential mortgage loans	2,342,915	2,580,189	2,714,884	4,999.0	15.9%	5.2%
Consumer loans	1,822,689	1,953,117	1,965,518	3,619.1	7.8%	0.6%
Loans to customers	12,265,292	13,109,368	13,506,456	24,869.6	10.1%	3.0%
Allowances for loan losses	(272,619)	(342,806)	(343,361)	(632.2)	25.9%	0.2%
Total loans to customers, net	11,992,673	12,766,562	13,163,095	24,237.4	9.8%	3.1%

Financial Assets Available-for-Sale	1,108,930	1,294,386	1,015,819	1,870.4	(8.4%)	(21.5%)
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	13,057	12,307	12,123	22.3	(7.2%)	(1.5%)
Intangible assets	33,607	29,556	29,152	53.7	(13.3%)	(1.4%)
Property and Equipment	211,246	208,097	209,083	385.0	(1.0%)	0.5%

Current tax assets	-	-	-	-	0.0%	0.0%
Deferred tax assets	71,937	85,320	90,223	166.1	25.4%	5.7%
Other assets	186,762	318,707	309,813	570.5	65.9%	(2.8%)

Total assets	16,356,489	17,510,092	17,693,674	32,579.6	8.2%	1.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$543.09 for US$1.00 as of June 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Jun 09	Mar 10	Jun 10	Jun 10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Jun.10-Jun.09	Jun.10-Mar.10

Liabilities
Current accounts and other demand deposits	3,293,839	3,994,768	4,415,855	8,131.0	34.1%	10.5%
Transactions in the course of payment	309,594	215,460	299,821	552.1	(3.2) %	39.2%
Payables from repurchase agreements and security lending	288,892	290,349	149,599	275.5	(48.2) %	(48.5) %
Saving accounts and time deposits	7,222,078	7,786,993	7,236,234	13,324.2	0.2%	(7.1) %
Derivate instruments	726,289	544,914	479,535	883.0	(34.0) %	(12.0) %
Borrowings from financial institutions	925,201	1,308,321	1,324,819	2,439.4	43.2%	1.3%
Debt issued	1,770,931	1,480,787	1,730,224	3,185.9	(2.3) %	16.8%
Other financial obligations	76,642	116,217	111,733	205.7	45.8%	(3.9) %
Current tax liabilities	11,634	44,582	6,467	11.9	(44.4) %	(85.5) %
Deferred tax liabilities	29,842	15,149	14,661	27.0	(50.9) %	(3.2) %
Provisions	171,948	177,956	258,952	476.8	50.6%	45.5%
Other liabilities	184,725	228,082	326,896	601.9	77.0%	43.3%

Total liabilities	15,011,615	16,203,578	16,354,796	30,114.4	8.9%	0.9%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,158,752	1,158,752	2,133.6	0.0%	0.0%
Reserves	118,170	87,386	87,386	160.9	(26.1) %	0.0%
Other comprehensive income	(827)	9,277	1,097	2.0	(232.6) %	(88.2) %
Retained earnings
Retained earnings from previous periods	32,017	16,093	16,093	29.6	(49.7) %	0.0%
Income for the period	122,531	100,806	208,614	384.1	70.3%	106.9%
Provisions for minimum dividends	(85,771)	(65,801)	(133,065)	(245.0)	55.1%	102.2%

Non-Controlling Interest	2	1	1	-	(50.0) %	0.0%

Total equity	1,344,874	1,306,514	1,338,878	2,465.2	(0.4) %	2.5%

Total Liabilities & Equity	16,356,489	17,510,092	17,693,674	32,579.6	8.2%	1.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$543.09 for US$1.00 as of June 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Q u a r t e r s			Y e a r E n d e d
	2Q09	1Q10	2Q10	Jun.09	Mar.10	Jun.10
Earnings per Share
Net income per Share (Ch$) (1)	0.89	1.22	1.31	1.48	1.22	2.53
Net income per ADS (Ch$) (1)	532.43	732.68	783.57	890.58	732.68	1,516.24
Net income per ADS (US$) (2)	1.01	1.39	1.44	1.68	1.39	2.79
Book value per Share (Ch$) (1)	16.29	15.83	16.22	16.29	15.83	16.22
Shares outstanding (Millions)	82,552	82,552	82,552	82,552	82,552	82,552

Profitability Ratios (3)(4)
Net Interest Margin	4.82%	4.94%	5.17%	4.26%	4.94%	5.06%
Net Financial Margin	5.36%	5.88%	5.83%	4.83%	5.88%	5.85%
Fees and commissions / Avg. Interest Earnings Assets	1.72%	1.74%	1.74%	1.54%	1.74%	1.74%
Operating Revenues / Avg. Interest Earnings Assets	7.21%	7.77%	7.75%	6.53%	7.77%	7.76%
Return on Average Total Assets	1.78%	2.31%	2.46%	1.44%	2.31%	2.38%
Return on Average Equity (5)	21.23%	26.42%	29.99%	16.95%	26.42%	28.15%

Capital Ratios
Equity / Total Assets	8.22%	7.46%	7.57%	8.22%	7.46%	7.57%
Basic Capital / Total Assets	7.62%	6.50%	6.54%	7.62%	6.50%	6.54%
Basic Capital / Risk-Adjusted Assets	10.11%	8.62%	8.64%	10.11%	8.62%	8.64%
Total Capital / Risk-Adjusted Assets	13.57%	11.85%	13.49%	13.57%	11.85%	13.49%

Credit Quality Ratios
Past Due Loans / Total Loans to Customers	0.77%	0.73%	0.68%	0.77%	0.73%	0.68%
Allowance for Loan Losses / Past due Loans	287.93%	357.73%	373.17%	287.93%	357.73%	373.17%
90 days Past Due / Total Loans to Customers	1.70%	1.55%	1.55%	1.70%	1.55%	1.55%
Allowance for Loan Losses / 90 days Past due	130.46%	168.67%	163.60%	130.46%	168.67%	163.60%
Impaired Loans / Total Loans to Customers (6)	N/A	6.38%	5.96%	N/A	6.38%	5.96%
Allowance for Loan Losses / Impaired Loans (6)	N/A	41.01%	42.62%	N/A	41.01%	42.62%
Allowance for Loans Losses / Total Loans to customers	2.22%	2.61%	2.54%	2.22%	2.61%	2.54%
Provision for Loan Losses / Avg. Loans to customers (4)	1.97%	1.63%	1.07%	1.74%	1.63%	1.35%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	44.56%	42.59%	47.80%	48.45%	42.59%	45.22%
Operating Expenses / Average Total Assets (3) (4)	2.87%	2.82%	3.20%	2.81%	2.82%	3.01%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	14,644,781	14,854,645	15,174,712	15,117,570	14,854,645	15,014,679
Avg. Assets (million Ch$)	16,428,564	17,438,399	17,549,522	17,018,093	17,438,399	17,493,961
Avg. Equity (million Ch$)	1,326,605	1,362,948	1,340,191	1,325,725	1,362,948	1,351,570
Avg. Adjusted Shareholders Equity (million Ch$) (7)	1,379,926	1,526,394	1,437,892	1,446,144	1,526,394	1,482,143
Avg. Loans to customers (million Ch$)	12,567,513	13,124,431	13,386,668	12,971,235	13,124,431	13,255,550
Avg. Interest Bearing Liabilities (million Ch$)	10,756,098	10,827,955	10,816,604	11,288,714	10,827,955	10,822,280

Additional Data
Exchange rate (Ch$)	529.07	526.29	543.09	529.07	526.29	543.09
Employees	14,421	14,065	14,006	14,421	14,065	14,006

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) The criterion used for classifying the impaired loans changed from January 2009. Accordingly, the previous year ratios are not comparable.
(7) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$543.09 for US$1.00 as of June 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•         Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•         Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•         Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•         Chilean companies are required to distribute 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO